UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2, 2018

Commission file number: 001-34958

CHINA XINIYA FASHION LIMITED

 6/F., Building 1, Hubei Daily Culture Creative Industry Park,

No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Poll Results of the Extraordinary General Meeting Held on March 1, 2018
99.2	Press release dated March 2, 2018 Announcing Name and Ticker Symbol Change

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited

Date: March 2, 2018	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer

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